Randgold Resources trading symbols (LSE:RRS) (Nasdaq:GOLD)

LOULO MINE UNAFFECTED BY WATER SHORTAGE

Bamako, Mali, 30 May 2007  -  London and Nasdaq listed gold miner Randgold Resources said today its Loulo mine in Mali was not affected by the water shortage which could soon force the suspension of processing operations at Nevsun’s Tabakoto mine.

General manager Amadou Konta says the Loulo mine has experienced no water supply problems and does not foresee any. ”During the feasibility study we had identified water supply as a critical risk factor and consequently installed sufficient storage capacity to supply us through the dry season. We have a number of on-site storage facilities comprising the barrage on the Falémé River, a separate dam on the Gara stream as well as return water from the tailings facility. Our estimate is that we have more than six months supply available to us. The main seasonal rains are expected to start in July, peaking in August, and will replenish supply,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +223 675 0122 +44 788 071 1386 +44 779 775 2288	Loulo General Manager Amadou Konta +223 674 4831	Investor & Media Relations Kathy du Plessis +27 11 728 4701 Cell: +27 83 266 5847 randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 29 June 2006. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

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